

GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TODD ROWAN,	
Plaintiff,	C.A. No. 2022-0176-MTZ
v.	
INFINITY Q CAPITAL MANAGEMENT, LLC, U.S. BANCORP FUND SERVICES, LLC, JOHN C. CHRYSTAL, ALBERT J. DIULIO, HARRY E. RESIS, BRIAN S. FERRIE, WAN-CHONG KUNG, CHRISTOPHER E. KASHMERICK, STEVEN J. JENSEN, RUSSELL B. SIMON, SCOTT A. RESNICK, ANDREW M. CALAMARI, and EISENERAMPER LLP,	
Defendants,	
-and-	
TRUST FOR ADVISED PORTFOLIOS,	
Nominal Defendant.	

STIPULATION AND [PROPOSED] ORDER OF VOLUNTARY DISMISSAL WITH PREJUDICE TO PLAINTIFF ONLY AS TO DEFENDANT CALAMARI AND WITHOUT PREJUDICE AS TO THE OTHER DEFENDANTS

WHEREAS, in December 2021, the Board of Trustees (the "Board") of Nominal Defendant Trust for Advised Portfolios (the "Trust") formed a Special Litigation Committee (the "SLC") for the purpose of investigating and pursuing potential claims on behalf of the Infinity Q Diversified Alpha Fund (the "Fund") and appointed Defendant Andrew M. Calamari as a trustee and Chair of the SLC;

WHEREAS, on February 23, 2022, Plaintiff Todd Rowan ("Plaintiff") filed a Verified Derivative Complaint for Declaratory and Monetary Relief (the "Complaint"), on behalf of the Trust, and against Defendants Infinity Q Capital Management, LLC, U.S. Bancorp Fund Services, LLC, John C. Chrystal, Albert J. DiUlio, Harry E. Resis, Brian S. Ferrie, Wan-Chong Kung, Christopher E. Kashmerick, Steven J. Jensen, Russell B. Simon, and Scott A. Resnick for alleged breaches of their fiduciary duties as to certain defendants and breach of contract as to others (the "Action");

WHEREAS, in March 2022, the Board appointed John C. Siciliano as a trustee and the second member of the SLC;

WHEREAS, on April 15, 2022, the Trust filed a motion to dismiss the Complaint pursuant to Rule 23.1 and opening brief in support thereof (the "Trust Motion");

WHEREAS, on September 12, 2022, the Court entered an order denying the Trust Motion;

WHEREAS, on October 24, 2022, the SLC filed a motion to dismiss the Complaint pursuant to Rule 23.1 and opening brief in support thereof;

WHEREAS, on February 6, 2023, in response to the SLC's motion to dismiss, Plaintiff filed a Verified Amended Derivative Complaint for Declaratory and Monetary Relief and added claims against Defendants Andrew M. Calamari for breaches of fiduciary duty and EisnerAmper LLP for professional negligence (the "Amended Complaint");

WHEREAS, on February 17, 2023, the SLC filed a motion to dismiss the Amended Complaint pursuant to Rule 23.1, and on March 20, 2023, filed an opening brief in support thereof (the "SLC Motion");

WHEREAS, on May 5, 2023, briefing on the SLC Motion was completed;

WHEREAS, the SLC determined to pursue recovery on potential claims against certain third parties and retained Susman Godfrey LLP as its counsel and, on July 27, 2023, the Fund's Special Master requested authority from the federal district court in New York to pay fees to Susman Godfrey LLP as the SLC's counsel;

WHEREAS, oral argument on the SLC Motion was scheduled for November 7, 2023 at 1:30 p.m.;

WHEREAS, pursuant to Court of Chancery Rules 41(a) and 23.1(d)(3)(A), the parties in this Action agree to dismiss with prejudice to Plaintiff only as to Defendant Calamari and without prejudice as to the other Defendants;

WHEREAS, Plaintiff submits an affidavit pursuant to Rule 23.1(d)(2)(A) in support of this stipulation and proposed order; and

IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, pursuant to Court of Chancery Rules 41(a) and 23.1(d)(3)(A):

1.   The Action is dismissed with prejudice to Plaintiff only as to Defendant Calamari and without prejudice as to the other Defendants.

2.   Because the dismissal is with prejudice to Plaintiff only as to Defendant Calamari and without prejudice as to the other Defendants, class notice of this dismissal is not required under Rule 23.1(d)(3)(A).

Dated: November 3, 2023

**BERNSTEIN LITOWITZ
  BERGER & GROSSMANN LLP**

OF COUNSEL:

 /s/ Gregory V. Varallo
Gregory V. Varallo (Bar No. 2242)

Jeroen van Kwawegen
**BERNSTEIN LITOWITZ
  BERGER & GROSSMANN LLP**
1251 Avenue of the Americas
New York, NY 10020

Glenn R. McGillivray (Bar No. 6057)
500 Delaware Avenue, Suite 901
Wilmington, DE 19801
(302) 364-3600

Aaron T. Morris
Leo Kandinov
Andrew W. Robertson
MORRIS KANDINOV LLP
305 Broadway, 7th Floor
New York, NY 10007

Counsel for Plaintiff

**HEYMAN ENERIO
GATTUSO & HIRZEL LLP**

OF COUNSEL:

/s/ Kurt M. Heyman
Kurt M. Heyman (Bar No. 3054)

Daniel S. Noble
Matthew B. Danzer
FINN DIXON & HERLING LLP
Six Landmark Square
Stamford, CT 06901
(203) 325-5090

300 Delaware Avenue, Suite 200
Wilmington, DE 19801
(302) 472-7300

*Attorney for Non-Party Special Litigation
Committee of Infinity Q Diversified Alpha
Fund, Trust for Advised Portfolios and
Defendant Andrew M. Calamari*

OF COUNSEL:

Thomas P. Cimino, Jr.
Junaid A. Zubairi
VEDDER PRICE
222 North LaSalle Street
Chicago, IL 60601
(312) 609-7500

OF COUNSEL:

Michael D. Blanchard
**MORGAN, LEWIS
  & BOCKIUS LLP**
One Federal Street
Boston, MA 02110
(617) 951-8061

Robert H. O'Leary
**MORGAN, LEWIS
  & BOCKIUS LLP**
One Market, Spear Street Tower
28th Floor
San Francisco, CA 94105-1596
(415) 442-1000

RICHARDS, LAYTON & FINGER, P.A.

/s/ *Susan Hannigan Cohen*
Susan Hannigan Cohen (Bar No. 5342)
Angela Lam (Bar No. 6431)
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
(302) 651-7700

Attorneys for Defendant U.S. Bancorp Fund Services, LLC

**MORRIS, NICHOLS, ARSHT
  & TUNNELL LLP**

 /s/ *Kenneth J. Nachbar*
Kenneth J. Nachbar (Bar No. 2067)
1201 North Market Street, 16th Floor
PO Box 1347
Wilmington, DE 19899-1347
(302) 351-9294

Counsel for Nominal Defendant Trust for Advised Portfolios and Defendants Ferrie, Kung, Kashmerick, Jensen, Simon and Resnick

DUANE MORRIS LLP

OF COUNSEL:

Michael A. Cabin
DUANE MORRIS LLP
230 Park Avenue, Suite 1130
New York, NY 10169-0079
(212) 404-8743

/s/ *Mackenzie M. Wrobel*
Mackenzie M. Wrobel (Bar No. 6088)
1201 North Market St, Suite 501
Wilmington, DE 19801
(302) 657-4900

Counsel for Defendants Chrystal, Resis, and DiUlio

FAEGRE DRINKER BIDDLE & REATH LLP

OF COUNSEL:

William M. Connolly
FAEGRE DRINKER BIDDLE & REATH LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103
(215) 988-2753

/s/ *Todd C. Schiltz*
Todd C. Schiltz (Bar No. 3253)
222 Delaware Avenue, Suite 1410
Wilmington, DE 19801
(302) 467-4200

Counsel for EisnerAmper LLP

IT IS SO ORDERED this _____ day of _____, 2023.

_____
Vice Chancellor Morgan T. Zurn

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action
Alternate Judge:	Unassigned
File & Serve Transaction ID:	71326623
Current Date:	Nov 21, 2023
Case Number:	2022-0176-MTZ
Case Name:	CONF ORD - PLAINT ANS BRIEF - Todd Rowan v. Infinity Q Capital Management, LLC, et al.
Court Authorizer:	Morgan Zurn

/s/ Judge Morgan Zurn